U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                            (Amendment No.  2 )

                        STANDARD ENERGY CORPORATION
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                       (Title of Class of Securities

                                853373 10 8
                              (CUSIP Number)

                           February 15, 2005
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed. (x) Rule 13d-1(d).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP 853373 10 8

(1) NAMES OF REPORTING PERSONS
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Filers:   Pamela K. Nelson

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)  ( )            (b)  ( )

(3) SEC USE ONLY








(4) CITIZENSHIP OR PLACE OR ORGANIZATION

     U.S. Citizen

                         (5)  SOLE VOTING POWER
     NUMBER OF                   13,708,100
     SHARES
     BENEFICIALLY        (6)  SHARED VOTING POWER
     OWNED BY
     EACH
     REPORTING           (7)  SOLE DISPOSITIVE POWER
     PERSON                      13,708,100
     WITH
     EACH                (8)  SHARES DISPOSITIVE POWER


(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          13,708,100

(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (  )

(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

The beneficial ownership by Pamela K. Nelson, represents approximately 9% of the total number of outstanding common stock of Standard Energy Corporation at 2/15/2005.

(12) TYPE OF REPORTING PERSON

     IN

ITEM 1

(a) Name of Issuer: Standard Energy Corporation - common stock.

(b) Principal offices:  447 Bearcat Drive
                        Salt Lake City, Utah  84115

ITEM 2

(a) Name of Person Filing:  Pamela K. Nelson
(b) Name of Principal
     Business Office:  447 Bearcat Drive
                       Salt Lake City, Utah 84115
(c) Citizenship:  U.S. Citizen
(d) Title Class of Securities:  Common Stock
(e) CUSIP Number 853373 10 8





ITEM 3  If this statement is filed pursuant to Section 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

ITEM 4  Ownership

(a) Amount beneficially owned: 13,708,100

(b) Percent of class:  Approximately 9%

(c) Number of shares as to which the person has:

    (i)   SOLE VOTING POWER
              13,708,100
    (ii)  SHARED VOTING POWER

    (iii) SOLE DISPOSITIVE POWER
              13,708,100
    (iv)  SHARES DISPOSITIVE POWER


ITEM 5  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (__).

ITEM 6  Ownership of More than Five Percent on Behalf of Another
        Person

Not Applicable

ITEM 7 Identification and Classification of the subsidiary which acquired the security being reported on by the parent holding company.

Security orginially acquired by Trachyte Oil from the Issuer.

ITEM 8  Identification and Classification of Members of the
        Group.

Not Applicable

ITEM 9  Notice of Dissolution of Group

Not Applicable

ITEM 10  Certification

Not Applicable

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:   February 15, 2005



                              By:
                                 Pamela K. Nelson